Mail Stop 3561
      March 30, 2006

Mr. George P. Christopulos, President
Tintic Gold Mining Company
3131 Teton Drive
Salt Lake City, Utah 84109

      Re:	Tintic Gold Mining Company
   Registration Statement on Form SB-2
      Amendment No. 5 filed March 28, 2006
		File No. 333-119742

Dear Mr. Christopulos:

      This is to advise you that a preliminary review of the amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments until these material deficiencies are addressed.

      Please revise your filing to include updated financial statements required by Form SB-2 and Item 310 of Regulation S-B.

      If your registration statement becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233. We look forward to working with you to address these concerns.

								Sincerely,


								John Reynolds
      Assistant Director
cc:	John Michael Coombs, Esq.
	Fax (801) 467-3256